Exhibit (a)(11)
Dear Stockholder:
     You are receiving this letter and the enclosed Letter of Transmittal because you own shares of “restricted” common stock of Terremark Worldwide, Inc. Your shares are held in escrow by Terremark, and the certificate(s) representing your shares are listed below:

Name	Grant Date	Shares	Certificate #
     As previously reported, Verizon Holdings Inc. (“Verizon”), a wholly-owned subsidiary of Verizon Communications Inc., has commenced a cash tender offer to purchase all of the outstanding shares of Terremark’s common stock at a price of $19.00 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer”). The Offer is described in detail in Verizon’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on February 10, 2011, as amended. We encourage you to read the Schedule TO and the enclosed Letter of Transmittal carefully. You may access the Schedule TO and the related exhibits and amendments online at the Securities and Exchange Commission’s website at www.sec.gov. Following completion of the Offer, Verizon will merge with and into Terremark, with Terremark continuing as the surviving corporation and as a wholly-owned subsidiary of Verizon Communications Inc. (the “Merger”).
     Certain conditions must be satisfied before Verizon can close the Offer (referred to as the “Offer Closing”), one of them being that holders of Terremark common stock must have tendered at least 50% of the shares of common stock then outstanding, determined on a fully-diluted basis. If this and the other required conditions are met, and the Offer Closing occurs, then a “change of control” of Terremark will have occurred, and your restricted stock will become fully vested. Following the Offer Closing, which is currently scheduled for March 31, 2011, Verizon may commence a “subsequent offering period” that would begin on the first business day immediately following the Offer Closing. If Verizon commences a subsequent offering period, you will have the ability to tender your newly-vested shares of stock to Verizon.
     If you would like to tender your shares during the subsequent offering period please complete page 1 and the bottom half of page 6 of the enclosed Letter of Transmittal and submit the Letter of Transmittal according to the instructions contained therein (Terremark will send your stock certificate(s) to the Depositary on your behalf).
     During the subsequent offering period, Verizon will wire payment for your newly vested and validly tendered shares to Terremark, which amount will be paid to you via the standard Terremark payroll and payment practices in accordance with your current banking directives. If you are a U.S. employee, Terremark will withhold any applicable
2 South Biscayne Blvd., Suite 2800, Miami, Florida 33131, T. 305.961.3200 F. 305.961.3500

Social Security, Medicare, federal, state and local taxes. Please note that the minimum federal withholding tax is 25% (35% if the aggregate amount of supplemental distributions, including the Merger distribution, to be made to you for a calendar year exceed $1,000,000). Additionally, no 401(k) contributions will be withheld from these payments. If you are a non-U.S. employee, Terremark will remit payment to your local Terremark office for processing. If you are not an employee of Terremark, payment will be made to you through Terremark U.S. Payables.
     If you complete and submit the Letter of Transmittal, but Verizon decides not to commence a subsequent offering period, you will not be able to tender your shares in the Offer, your Letter of Transmittal will not become effective, and the certificates representing your shares will be returned to you. If you choose not to tender your shares, you will receive payment for your shares only if the Merger closes.
     If you have any questions, please contact us at restrictedstock@terremark.com.

Sincerely, Terremark Worldwide, Inc.
2 South Biscayne Blvd., Suite 2800, Miami, Florida 33131, T. 305.961.3200 F. 305.961.3500